Silver State Bancorp

170 South Green Valley Parkway

Henderson, Nevada 89012

July 13, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jonathan Gottlieb

Re:	Silver State Bancorp
Registration Statement on Form S-1 (Registration No. 333-142110)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Silver State Bancorp. (the “Company”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-1, as amended by pre-effective Amendments Nos. 1, 2, 3, 4, 5, 6 and 7 (the “Filing”), be accelerated to 4 p.m. on Monday, July 16, 2007, or as soon as practicable thereafter.

The cooperation of the staff in meeting this timetable is very much appreciated.

The Company acknowledges that:

•

Should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•

The action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions should be addressed to Robert C. Azarow of Thacher Proffitt & Wood LLP at (212) 912-7815.

Very truly yours,

SILVER STATE BANCORP

By:	/s/ Corey L. Johnson
Corey L. Johnson
President and Chief Executive Officer